TSX, NYSE - HBM 2026 No. 20

News Release

Hudbay Delivers Strong Second Quarter 2026 Results and Improves Cash Cost Guidance

Toronto, Ontario, July 29, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) released its second quarter 2026 financial results today. All amounts are in U.S. dollars, unless otherwise noted.

"Hudbay delivered another quarter of steady operating performance and industry-leading margins, with record trailing twelve month adjusted EBITDA of $1.3 billion, driven by our unique copper and gold diversification and focus on cost control," said Peter Kukielski, Chief Executive Officer. "Our diversified operations in Canada and Peru continued to achieve operating efficiencies and deliver strong gold by-product credits, which have more than offset external cost pressures and allowed us to improve our 2026 full-year consolidated cash cost guidance. We generated over $100 million in free cash flow during the quarter and more than $200 million in free cash flow through the first half of the year, allowing us to prudently reinvest in high-return growth opportunities across the business to enhance our exposure to copper and gold. Our Copper World project is on track for sanctioning later in 2026, and our recent acquisition of the Cactus project brings together two highly complementary assets in Arizona and solidifies our position as a premier Americas-focused copper producer with a pipeline of long-life, low-cost assets in tier-one jurisdictions.

"I am also very pleased to announce two key executive leadership appointments that will position Hudbay for the next phase of transformational growth. The appointment of Eugene Lei as President and Chief Financial Officer is a significant milestone for Hudbay and recognizes his passion and strategic vision for the long-term success of the Company. Eugene has been instrumental in the significant transformation of the Company since becoming Chief Financial Officer in 2022. He successfully executed the strategic plan to unlock Copper World, including achieving our stated balance sheet targets ahead of schedule and helping to facilitate the Copper World partnership with Mitsubishi. Rob Carter's appointment as Chief Operating Officer recognizes the significant impact he has had on the business through revitalizing our Manitoba operations into becoming a sustainable cash flow contributor and bringing that expertise to our British Columbia operations. As Andre Lauzon embarks on his well-deserved retirement, I am confident that Eugene's strategic foresight in the President role and Rob's operational leadership as Chief Operating Officer will accelerate our growth pipeline and continue to maximize shareholder returns."

Delivered Strong Second Quarter Financial Results; Production Guidance Reaffirmed and Cost Guidance Improved

  Achieved quarterly revenue of $631.3 million, net earnings attributable to ownersi of $137.4 million, quarterly adjusted EBITDAi of $321.2 million and adjusted net earnings attributable to ownersi of $113.5 million in the second quarter, driven by steady operating performance, attractive operating margins and strong exposure to copper and gold across Hudbay's diversified operating portfolio.
  Steady production continued in the second quarter with consolidated copper and gold production of 28,267 tonnes and 51,234 ounces, respectively, with higher copper production in line with quarterly cadence expectations while gold production was slightly lower than quarterly cadence expectations.
  Industry-leading margins continued with consolidated cash costi and sustaining cash costi, net of by-product credits, of $(0.40) and $1.39 per pound of copper, respectively, in the second quarter of 2026.
  Reaffirmed full year 2026 consolidated production guidance including 110,000 to 138,000 tonnes of copper and 217,000 to 272,000 ounces of gold.
  Improved full year 2026 consolidated cash costi guidance to $(0.45) to $(0.25) per pound of copper from $(0.30) to $(0.10) per pound as costs are tracking well below the low end of the guidance range given strong exposure to gold by-product credits and continued operating efficiencies are more than offsetting higher input costs for fuel and consumables.

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  Peru operations produced 19,446 tonnes of copper and 5,282 ounces of gold in the second quarter of 2026, in line with quarterly cadence expectations with a planned semi-annual plant maintenance shutdown during the quarter. Peru cash costi, net of by-product credits, of $1.66 per pound outperformed the low end of the 2026 annual guidance range of $1.70 to $2.10 per pound despite the lower planned production and higher fuel costs.
  Manitoba operations produced 40,344 ounces of gold, 2,366 tonnes of copper, 4,760 tonnes of zinc and 209,478 ounces of silver in the second quarter of 2026, slightly lower than quarterly cadence expectations. Manitoba cash costi of $776 per ounce of gold was within the annual guidance range of $500 to $800 per ounce.
  British Columbia operations produced 6,455 tonnes of copper, 5,608 ounces of gold and 71,178 ounces of silver in the second quarter of 2026, in line with quarterly cadence expectations. British Columbia cash costi of $3.22 per pound of copper was higher than the annual cost guidance range of $1.50 to $2.50 primarily due to elevated fuel prices and timing of equipment maintenance. British Columbia cash cost is expected to improve in the second half of the year, in line with the annual guidance range.
  Second quarter earnings per share attributable to owners was $0.34 reflecting strong gross profit margins as a result of the continued focus on strong cost control and higher metal prices more than offsetting higher input costs. After adjusting for various non-cash items on a pre-tax basis, second quarter adjusted earningsi per share attributable to owners was $0.28.
  Cash and cash equivalents were $890.9 million and total liquidityii was $1,044.6 million at the end of the second quarter of 2026, despite using cash to retire over $200 million in long term debt and benefitting from the approximate $420 million initial cash contribution from Mitsubishi Corporation ("Mitsubishi") received on closing of the Copper World joint venture transaction in January 2026.

Continued Strong Cash Flow Generation and Prudent Balance Sheet Management

  Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to realize strong margins and generate significant free cash flow.
  While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues. Gold revenues were 38% of total revenue in the second quarter of 2026.
  Cash generated from operating activities was $297.0 million during the second quarter of 2026, reflecting an increase of $85.7 million compared to the first quarter partially as a result of favourable changes in non-cash working capital. Operating cash flow before changes in non-cash working capital was $210.1 million during the second quarter of 2026, relatively consistent with the first quarter.
  Delivered free cash flowi generation of $101.8 million during the second quarter of 2026, representing a similar level of free cash flow generation to the first quarter through continued strong operating margins and cost controls, resulting in more than $200 million of free cash flow generated in the first half of 2026 despite investing over $200 million of sustaining capital in the business over this period.
  Achieved quarterly adjusted EBITDAi of $321.2 million in the second quarter of 2026, resulting in record trailing twelve month adjusted EBITDAi of $1,271.6 million.
  Achieved net debti of negative $80.5 million as at June 30, 2026, representing an $86.1 million improvement from the first quarter of 2026 and positioning the Company well to reinvest in high-return growth capital projects across the business.
  Net debt to adjusted EBITDA ratioi was negative 0.1x in the second quarter of 2026, significantly improved from 0.4x in the fourth quarter of 2025 as a result of the initial proceeds received from Mitsubishi on closing of the Copper World joint venture transaction along with strong cash flows from operations.
  Consistent with Hudbay's prudent balance sheet management and focus on cost of capital, Hudbay repaid $472.5 million of its outstanding 2026 senior unsecured notes on maturity on April 1, 2026, using a combination of cash on hand and a $272 million draw on its low-cost revolving credit facilities, providing the Company with enhanced financial flexibility in advance of a Copper World sanctioning decision later this year.
  Received proceeds of an offering of $52 million in aggregate principal amount of solid waste disposal revenue bonds with an initial mandatory tender date in 2036. These long-term, low-cost, non-amortizing U.S. municipal bonds, may be used for certain eligible costs associated with the development of Copper World.

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  Hudbay's enhanced Capital Allocation Framework is embedded into its annual financial planning cycle to provide a holistic approach to capital allocation decisions to maximize long-term risk-adjusted returns, including capital deployment into brownfield projects, greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.

Advancing Generational Growth Investments to Further Enhance Copper and Gold Exposure

  The Copper World definitive feasibility study ("DFS") is progressing well, and a project sanctioning decision continues to be on track for late 2026. The DFS is expected to include scope for future mill expansion optionality.
  Completed the acquisition of Arizona Sonoran Copper Company Inc. ("Arizona Sonoran") to bring together two highly complementary copper growth assets in Arizona and strengthen Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. The acquisition of Arizona Sonoran enhances Hudbay's long-term copper production profile and expands its U.S. growth pipeline through the staged development of Copper World and Cactus. Hudbay expects to spend approximately $30 million at Cactus in the second half of 2026 to advance an updated pre-feasibility study, perform site de-risking activities, conduct exploration activities and for other ongoing site costs.
  Continued to advance a large Snow Lake exploration program to further increase near-term production and mineral reserves, test regional satellite deposits for additional mill feed to utilize available capacity at Stall and explore the large land package for a new anchor deposit to meaningfully extend mine life.
  Celebrated the official groundbreaking of the New Ingerbelle expansion project at Copper Mountain, marking a significant milestone for the operation and its long-term future in British Columbia, enhancing the copper and gold production profile and securing a longer mine life. Growth capital expenditures in British Columbia in 2026 are expected to increase by approximately $30 million to $115 million, due to additional costs associated with the development of infrastructure for New Ingerbelle.
  Received approval from the government in Peru to further increase annual mill processing capacity at Constancia to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes, enabling additional capacity to further optimize Constancia's operations and deliver strong copper production.
  Advanced initial pre-feasibility study activities at the Mason copper project in Nevada.

Summary of Second Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 28,267 tonnes and consolidated gold production of 51,234 ounces in the second quarter of 2026. Consolidated copper production was higher than the first quarter of 2026 as higher mill throughput in British Columbia more than offset lower planned mill throughput in Peru. Consolidated gold production was lower than the first quarter of 2026 primarily due to lower milled gold grades. Consolidated silver production of 845,161 ounces was higher than the first quarter of 2026 due to higher grades and recoveries in British Columbia. Zinc production of 4,760 tonnes in the second quarter of 2026 also increased compared to the previous quarter, primarily reflecting higher ore grades at the Manitoba operations.

Cash generated from operating activities was $297.0 million during the second quarter of 2026, reflecting an increase of $85.7 million compared to the first quarter of 2026, partially as a result of favourable changes in non-cash working capital. Operating cash flow before changes in non-cash working capital was $210.1 million during the second quarter of 2026 and remained relatively consistent with the first quarter of 2026.

Adjusted EBITDAi was $321.2 million in the second quarter of 2026, a decrease compared to the record $421.9 million achieved in the first quarter of 2026 primarily due to lower sales volumes, partially offset by higher copper prices. The lower sales volumes in the second quarter of 2026 were impacted by a temporary build-up of concentrate inventory at the port in Peru. This accumulation was caused by ocean swells that resulted in temporary port closures and delayed scheduled shipments of approximately 10,000 dry metric tonnes of copper concentrate, which were delivered in the first half of July 2026.

Net earnings attributable to owners was $137.4 million, or $0.34 per share, in the second quarter of 2026 compared to $190.4 million, or $0.48 per share, in the first quarter of 2026. The decrease is primarily the result of lower revenue due to lower sales volumes of all metals.

TSX, NYSE – HBM 2026 No. 20

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the second quarter of 2026 were $113.5 million and $0.28 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $38.2 million mark-to-market revaluation net gain on various financial instruments such as investments and share-based compensation, a non-cash $12.0 million foreign exchange loss, and an $11.5 million business interruption insurance recovery related to the Manitoba mandatory wildfire evacuations shutdowns in 2025, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $161.0 million and $0.40 per share, respectively, in the first quarter of 2026. The decrease is a result of lower realized metal prices for gold and the aforementioned lower sales volumes.

Consolidated cash costi, net of by-product credits, in the second quarter of 2026 was $(0.40) per pound of copper, compared to record low cash cost of $(1.80) per pound in the first quarter of 2026. The increase from the first quarter of 2026 was a result of lower by-product credits from lower gold volumes.

Consolidated sustaining cash costi, net of by-product credits, in the second quarter of 2026 was $1.39 per pound of copper, compared to $0.00 per pound in the first quarter of 2026. This increase was primarily due to the same factors impacting consolidated cash costi noted above.

Consolidated all-in sustaining cash costi, net of by-product credits, in the second quarter of 2026 was $1.80 per pound of copper, higher than the first quarter of 2026 due to the same reasons noted above, partially offset by lower corporate general and administrative ("G&A") costs from the impact of the revaluation of Hudbay's share-based compensation.

As at June 30, 2026, total liquidityii was $1,044.6 million, including $890.9 million in cash and cash equivalents, which excludes $49.8 million in U.S. municipal bond proceeds that is classified as restricted cash, and undrawn availability of $153.7 million under Hudbay's revolving credit facilities. Net debti at the end of the second quarter was negative $80.5 million, marking an $86.1 million improvement from first quarter of 2026 primarily as a result of positive cash flows from operations. Hudbay expects that the current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the remainder of 2026.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Cash and cash equivalents[1]	890.9	1,003.8	568.9
Total long-term debt	860.2	1,009.4	1,008.6
Net debt[2,3]	(80.5)	5.6	439.7
Working capital[4]	751.8	407.3	(65.6)
Total assets	8,062.0	6,896.9	6,223.3
Equity attributable to owners of the Company	4,797.2	3,533.5	3,231.0
Net debt to adjusted EBITDA[2]	(0.1)	0.0	0.4

1 As at June 30, 2026 cash and cash equivalents include $334.5 million in cash held by Copper World LLC. These funds are contractually restricted solely for the advancement of the Copper World project and are not available to the general Hudbay group.

2 Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

3 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing.

4 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

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Consolidated Financial Performance		Three Months Ended
		Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Revenue	$ millions	631.3	757.3	536.4
Cost of sales	$ millions	362.3	389.3	359.9
Earnings before tax	$ millions	240.4	339.0	153.1
Net earnings	$ millions	138.1	191.5	114.7
Net earnings attributable to owners	$ millions	137.4	190.4	117.7
Basic and diluted attributable earnings per share	$/share	0.34	0.48	0.30
Adjusted earnings attributable per share [1]	$/share	0.28	0.40	0.19
Operating cash flow before change in non-cash working capital	$ millions	210.1	208.7	193.9
Adjusted EBITDA[1]	$ millions	321.2	421.9	245.2
Free cash flow[1]	$ millions	101.8	102.3	86.7

1 Adjusted earnings attributable per share, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	28,267	27,929	29,956
Gold	ounces	51,234	61,700	56,271
Silver	ounces	845,161	787,449	814,989
Zinc	tonnes	4,760	4,565	5,130
Molybdenum	tonnes	277	380	375
Payable metal sold
Copper	tonnes	23,780	29,544	30,354
Gold[2]	ounces	56,266	66,562	62,466
Silver[2]	ounces	674,490	923,051	894,160
Zinc	tonnes	2,635	3,897	2,871
Molybdenum	tonnes	298	375	427
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(0.40)	(1.80)	(0.02)
Sustaining cash cost	$/lb	1.39	0.00	1.65
All-in sustaining cash cost	$/lb	1.80	0.73	2.03

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

TSX, NYSE – HBM 2026 No. 20

Peru Operations Review

Peru Operations		Three Months Ended
		Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Constancia ore mined[1]	tonnes	10,962,399	10,701,375	6,735,316
Copper	%	0.28	0.29	0.34
Gold	g/tonne	0.04	0.03	0.03
Silver	g/tonne	3.68	3.11	3.26
Molybdenum	%	0.01	0.01	0.02
Pampacancha ore mined[1,2]	tonnes	-	-	762,172
Copper	%	-	-	0.26
Gold	g/tonne	-	-	0.24
Silver	g/tonne	-	-	4.59
Molybdenum	%	-	-	0.01
Total ore mined	tonnes	10,962,399	10,701,375	7,497,488
Strip ratio[3]		0.88	0.83	1.47
Ore milled	tonnes	7,827,509	8,163,847	7,559,047
Copper	%	0.30	0.31	0.34
Gold	g/tonne	0.04	0.06	0.05
Silver	g/tonne	3.75	3.09	3.58
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	82.0	81.5	84.5
Gold recovery	%	48.8	59.9	56.0
Silver recovery	%	59.9	65.4	63.5
Molybdenum recovery	%	39.9	36.0	38.7
Contained metal in concentrate
Copper	tonnes	19,446	20,573	21,710
Gold	ounces	5,282	8,770	7,366
Silver	ounces	564,505	531,199	551,979
Molybdenum	tonnes	277	380	375
Payable metal sold
Copper	tonnes	15,755	21,056	21,418
Gold	ounces	4,042	15,162	9,721
Silver	ounces	418,640	676,119	616,578
Molybdenum	tonnes	298	375	427
Combined unit operating cost[4,5]	$/tonne	14.06	11.61	13.59
Cash cost[5]	$/lb	1.66	0.70	1.45
Sustaining cash cost[5]	$/lb	2.71	1.43	2.63

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Pampacancha has been depleted as of December 31, 2025.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

The Peru operations continued to demonstrate steady operating performance during the second quarter of 2026, with production and costs in line with full-year expectations following the depletion of Pampacancha at the end of 2025.

The Company continues to advance the installation of pebble crushers at Constancia to increase mill throughput rates starting in the third quarter of 2026, which will allow the mine to deliver steady annual copper production despite lower grades following the depletion of Pampacancha.

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In the second quarter of 2026, the Peru operations produced 19,446 tonnes of copper, 5,282 ounces of gold, 564,505 ounces of silver and 277 tonnes of molybdenum. Production of copper, gold and molybdenum was slightly lower compared to the first quarter of 2026, reflecting the planned semi-annual plant maintenance shutdown during the second quarter of 2026. Hudbay is on track to achieve its 2026 production guidance for all metals in Peru.

Total material moved during the second quarter of 2026 was 23.9 million tonnes, consistent with ore mined in the first quarter of 2026, and, in May the highest monthly total material moved over the last ten years was achieved. Peru realized improved productivity from enhanced fleet efficiency and the implementation of haulage optimization strategies.

Mill throughput levels averaged approximately 86,000 tonnes per day during the second quarter of 2026, a marginal decrease compared to the first quarter of 2026, primarily due to the scheduled semi-annual plant maintenance shutdown and the processing of more metallurgically complex ore during the second quarter of 2026. Milled copper grades decreased slightly compared to the first quarter of 2026 due to blending targets implemented to control contaminants in the concentrate. As expected, overall gold grades declined primarily due to the transition away from the higher-grade gold contributions from the Pampacancha stockpile. Metal recoveries remained in line with expectations.

Combined mine, mill and G&A unit operating costi in the second quarter of 2026 was $14.06 per tonne, which increased by 21% compared to first quarter of 2026, primarily due to higher fuel prices and the planned semi-annual plant maintenance shutdown in May 2026.

Cash costi, net of by-product credits, in the second quarter of 2026 was $1.66 per pound of copper, an increase compared to the first quarter of 2026, primarily due to lower gold by-product credits resulting from lower gold volumes given the completion of mining of the high gold content Pampacancha stockpile in the first quarter, combined with higher fuel prices in the second quarter and the planned semi-annual plant maintenance shutdown in May 2026. This increase was partially offset by lower profit sharing. Despite the increase, cash cost for the quarter continued to outperform the low-end of the 2026 guidance range as a result of strong operating cost performance and higher by-product prices more than offsetting external cost pressures. Hudbay is well positioned to achieve the full year 2026 cash cost guidance range in Peru.

Sustaining cash costi, net of by-product credits, in the second quarter of 2026 was $2.71 per pound of copper, an increase compared to the first quarter of 2026, primarily due to the same reasons affecting cash costs above, as well as higher community agreement payments.

Sales volumes were impacted by a temporary build-up of concentrate inventory at the port caused by ocean swells that resulted in temporary port closures and delayed scheduled shipments. As a result, approximately 10,000 dry metric tonnes of copper concentrate sales were deferred to the first half of July.

In April 2026, Constancia was recognized as the safest open pit operation in Peru during the local National Mining Safety Contest for its performance in 2025. This award reflects the Company's unwavering commitment to safety and validates Constancia's compliance with the highest operational safety and regulatory standards.

TSX, NYSE – HBM 2026 No. 20

Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Lalor
Ore mined[1]	tonnes	321,719	349,980	303,062
Gold	g/tonne	4.41	4.72	4.97
Copper	%	0.84	0.80	0.61
Zinc	%	2.25	2.10	2.46
Silver	g/tonne	28.33	26.22	29.94
New Britannia
Ore milled	tonnes	170,477	181,403	162,934
Gold	g/tonne	5.31	6.06	6.48
Copper	%	1.00	1.04	0.65
Zinc	%	0.97	1.09	1.01
Silver	g/tonne	29.73	22.75	30.29
Gold recovery[2]	%	90.5	90.4	89.4
Copper recovery	%	90.9	90.8	87.4
Silver recovery[2]	%	84.5	82.2	78.0
Stall Concentrator
Ore milled	tonnes	148,037	178,981	144,204
Gold	g/tonne	3.30	3.26	3.19
Copper	%	0.66	0.53	0.56
Zinc	%	3.81	3.22	4.20
Silver	g/tonne	27.46	29.68	29.55
Gold recovery	%	70.8	73.5	67.9
Copper recovery	%	83.7	85.9	84.7
Zinc recovery	%	84.5	79.3	84.8
Silver recovery	%	55.4	57.5	51.9
Total contained metal in concentrate and doré[3]
Gold	ounces	40,344	47,743	43,235
Copper	tonnes	2,366	2,535	1,612
Zinc	tonnes	4,760	4,565	5,130
Silver	ounces	209,478	213,208	197,970
Total payable metal sold[4]
Gold	ounces	47,066	45,274	46,932
Copper	tonnes	2,466	2,658	2,133
Zinc	tonnes	2,635	3,897	2,871
Silver	ounces	209,383	193,472	209,594
Combined unit operating cost [5,6,7]	C$/tonne	300	254	241
Gold cash cost[7,8]	$/oz	776	408	710
Gold sustaining cash cost[7]	$/oz	1,358	833	1,025

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
2 Gold and silver recovery includes total recovery from concentrate and doré.

3 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products. Doré includes sludge, slag and carbon fines.

4 lncludes other secondary products.

5 Reflects combined mine, mill and G&A costs per tonne of ore milled.

6 Excludes $3.2 million or C$14 per tonne of overhead costs incurred during temporary suspension during the three months ended June 30, 2025.

7 Combined unit cost, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

8 Excludes $3.2 million or $74 per ounce of overhead costs incurred during temporary suspension during the three months ended June 30, 2025.

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The Manitoba operations continued to execute its strategic initiatives during the second quarter of 2026, navigating short-term operational hurdles while positioning the business for an expected strong second half of the year. To address labour availability constraints, Hudbay engaged an experienced mining contractor to advance the 1901 deposit. This strategic decision has enabled the team to redeploy its skilled internal workforce to other critical development areas at Lalor. The Company has simultaneously increased its internal capacity, onboarding over 100 new employees in 2026 who are currently undergoing upskilling to enhance long-term operational self-sufficiency in Manitoba.

While the operations experienced minor production impacts from an unplanned hoist gearbox failure at Lalor in June, the hoist is now repaired and fully operational, and the team strategically prioritized high-value gold zones to maintain consistent feed for the New Britannia mill. These initiatives position the business to support higher production volumes and grades in the second half of 2026, which remains aligned with annual production guidance in Manitoba.

The Manitoba operations produced 40,344 ounces of gold, 2,366 tonnes of copper, 4,760 tonnes of zinc and 209,478 ounces of silver in the second quarter of 2026. Compared to the first quarter of 2026, production of gold, copper and silver was lower primarily due to lower tonnes milled, while zinc production was slightly higher. Production in the second half of 2026 is expected to be higher than the first half of 2026 due to grade sequencing and higher ore output from Lalor, as previously disclosed. Hudbay is on track to achieve its 2026 production guidance for all metals in Manitoba.

The Lalor mine hoisted an average of approximately 3,500 tonnes of ore per day in the second quarter of 2026, strategically prioritizing gold zones to secure optimal feed for the New Britannia mill. Total ore mined in the second quarter of 2026 was lower than the first quarter of 2026, primarily driven by reduced workforce availability, which limited effective utilization of equipment and workplaces. In the second quarter of 2026, gold grades decreased by 7% when compared to the first quarter of 2026, driven by planned mine sequencing.

The 1901 deposit delivered approximately 7,600 tonnes of development ore in the second quarter of 2026. Looking ahead, the plan is to continue to prioritize exploration and infill drilling, orebody access and critical infrastructure development as 1901 progresses toward full production in late 2027.

The New Britannia mill processed approximately 1,900 tonnes per day in the second quarter of 2026, matching the gold ore output from Lalor during the quarter. New Britannia continued to achieve steady gold recoveries of approximately 90%, reflecting ongoing optimization efforts. The Stall mill processed less ore in the second quarter than the first quarter of 2026, consistent with the Lalor base metal production. The Stall mill achieved gold recoveries of 71% during the second quarter of 2026, continuing to reflect recovery focused initiatives. The Company also initiated early works on installing new tailings lines between the two mills, which is expected to increase the pipeline capacity to enable higher throughput and leaching of gold-bearing material at New Britannia from base metal ore originally processed at Stall mill.

Combined mine, mill and G&A unit operating costsi in the second quarter of 2026 were C$300 per tonne, an increase compared to the first quarter of 2026 as a result of marginally higher onsite costs and lower ore milled due to reduced workforce availability, limiting the effective utilization of equipment and workplaces, as well as the failure of a critical hoist gearbox motor at Lalor.

Cash costi, net of by-product credits, in the second quarter of 2026 was $776 per ounce of gold. This represents a 90% increase compared to the first quarter of 2026, primarily due to lower gold production and higher unit operating costs across mining, milling activities and G&A, impacted by the same factors as combined mine, mill and G&A unit operating costs. Despite the increase, cash cost was within the guidance range for 2026 and Hudbay remains on track to achieve its full year cash cost guidance range in Manitoba.

Sustaining cash costi, net of by-product credits, in the second quarter of 2026 was $1,358 per ounce of gold, higher than the first quarter of 2026 primarily due to the same factors affecting cash costs along with higher sustaining capital.

The Snow Lake operations advanced key sustaining capital environmental projects during the second quarter, including construction of a cyanide recycling initiative at the New Britannia mill and construction of a dam lift at the Anderson Tailings Impoundment Area. Both projects remain on schedule for completion by the end of 2026.

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British Columbia Operations Review

British Columbia Operations		Three Months Ended
		Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Ore mined[1]	tonnes	3,276,090	2,916,152	2,509,969
Strip ratio[2]		6.22	7.06	7.50
Ore milled	tonnes	3,616,083	3,078,342	2,900,008
Copper	%	0.23	0.20	0.28
Gold	g/tonne	0.08	0.08	0.09
Silver	g/tonne	0.88	0.67	0.97
Copper recovery	%	77.3	78.9	81.0
Gold recovery	%	62.9	64.7	68.2
Silver recovery	%	69.7	64.6	71.8
Total contained metal in concentrate
Copper	tonnes	6,455	4,821	6,634
Gold	ounces	5,608	5,187	5,670
Silver	ounces	71,178	43,042	65,040
Total payable metal sold
Copper	tonnes	5,559	5,830	6,803
Gold	ounces	5,158	6,126	5,813
Silver	ounces	46,467	53,460	67,988
Combined unit operating cost[3,4]	C$/tonne	25.52	25.23	24.51
Cash cost [4]	$/lb	3.22	2.41	2.39
Sustaining cash cost [4]	$/lb	6.23	7.81	5.18

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

5 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Hudbay continued to advance its multi-year optimization plan at Copper Mountain, achieving significant milestones in mining productivity, operational improvements and project execution in the second quarter of 2026.

The British Columbia operations produced 6,455 tonnes of copper, 5,608 ounces of gold, and 71,178 ounces of silver in the second quarter of 2026, which increased compared to the first quarter of 2026 for all metals as a result of higher ore mined, improved grades and higher throughput. Hudbay is on track to achieve its 2026 production guidance for all metals in British Columbia and continues to expect higher production in the second half of the year as the mill improvement projects take effect.

In May 2026, Copper Mountain received the 2025 John Ash Safety Award from the BC Ministry of Mining and Critical Minerals, recognizing Copper Mountain as the safest open pit mine in British Columbia in 2025, demonstrating Hudbay's sustained focus on safety.

Mining activities reached a record total material movement of approximately 30.1 million tonnes in the second quarter of 2026, driven by an optimized mining sequence and improved operational performance, while self-performing the construction of the east haul road for the New Ingerbelle project. As part of the accelerated stripping program, these production efficiencies resulted in a record daily average mining rate of 331,000 tonnes per day, ahead of budget. This ramp-up was supported by the successful commissioning of a new production shovel in April 2026.

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Total ore mined at Copper Mountain in the second quarter of 2026 was 3.3 million tonnes, an increase of 12% compared to the first quarter of 2026. During the second quarter of 2026, blending initiatives from the main pit maintained stable ore feed to the mill, allowing the operation to prioritize waste stripping activities to expose higher-value mining fronts in the future. The mine is now positioned favourably to unlock higher-grade copper from the main pit in late 2026, and more specifically in 2027 and 2028.

Mill performance continues to demonstrate improvement following the optimization efforts initiated in 2025. The second semi-autogenous grinding ("SAG") mill delivered increased throughput in the quarter, reaching commercial production in May and averaging 12,000 tonnes per day thereafter. Throughput continues to ramp up, with some days exceeding 20,000 tonnes per day in late June and into July.

The primary SAG mill was temporarily shut down on June 26, 2026 and will be offline until the end of July to complete the feed end head maintenance program. The replacement is tracking on schedule and will remove the constraints previously in place due to the localized damage to the feed end head that occurred in September 2025. While repairs are underway on the primary SAG mill, the second SAG continues to operate. Total mill throughput is expected to ramp up to 50,000 tonnes per day in the second half of 2026, once the primary SAG mill resumes operation.

Despite the operating constraints on the primary SAG, the mill processed 3.6 million tonnes of ore during the second quarter of 2026, an increase of 17% compared to the first quarter of 2026, benefitting from improved operating parameters from the second SAG mill and the temporary conveyor system trial in place to divert crushed pebbles from the primary SAG to the second SAG. Based on the successful trial, a more permanent system is being constructed and is scheduled to be commissioned by the fourth quarter.

Milled copper grades during the second quarter of 2026 were higher compared to the first quarter of 2026, driven by a greater proportion of ore feed mined from a higher-grade phase in the second quarter of 2026. Copper and gold recoveries during the quarter declined to 77% and 63%, respectively. This decline resulted from the ramp-up of mill throughput during the second quarter which revealed a grinding constraint in the ball mills, resulting in increased grind size and lower overall recoveries compared to the first quarter of 2026. Several grinding initiatives are underway, alongside flotation advanced process controls to improve recoveries.

Combined mine, mill and G&A unit operating costs in the second quarter of 2026 were C$25.52 per tonne milled, a marginal increase compared to the first quarter of 2026, primarily driven by higher mining and G&A costs, partially offset by lower milling costs and higher milled throughput.

Cash costi and sustaining cash costi, net of by-product credits, were $3.22 and $6.23, respectively, per pound of copper in the second quarter of 2026. Cash costi was higher than in the first quarter of 2026 primarily as a result of higher mining costs, less deferred stripping and lower by-product credits, partially offset by higher copper production. The increase in mill availability in the second quarter of 2026 allowed for higher mill throughput and enhanced operational efficiencies. Although second quarter cash cost was above the 2026 guidance range due to external cost pressures, Hudbay expects to achieve the full year 2026 cash cost guidance range in British Columbia.

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Key Leadership Appointments

Hudbay is pleased to announce senior management team appointments as the Company positions itself for the next phase of transformational growth. Eugene Lei has been appointed President and Chief Financial Officer, with Peter Kukielski continuing as Chief Executive Officer. Robert Carter has been appointed Chief Operating Officer, transitioning from Andre Lauzon who will retire at the end of September.

Mr. Lei has been Chief Financial Officer since 2022 and has been responsible for providing strategic financial and capital markets leadership at Hudbay. He has been instrumental in the Company's significant transformation, and under his leadership, Hudbay successfully executed the strategic plan to unlock Copper World, which included achieving stated balance sheet targets ahead of schedule and prudently allocating capital to maximize shareholder value. He currently serves as the Chair of the Copper World Joint Venture board. Mr. Lei joined Hudbay in 2012 and progressed through several senior management roles with increasing executive responsibilities. He has over 25 years of global mining finance, investment banking and corporate development experience. Prior to joining Hudbay, Mr. Lei was Managing Director, Mining at Macquarie Capital Markets, working as an advisor on transformative mining mergers and acquisitions and leading equity capital markets offerings. He holds a Bachelor of Commerce (Honours) degree from Queen's University. In 2025, Mr. Lei was the recipient of the Globe and Mail's Report on Business 2025 Canada's Best Executive Award in the Finance category. In 2015, Mr. Lei received the Canadian Institute of Mining, Metallurgy and Petroleum's CIM-Bedford Canadian Young (under 40) Mining Leaders Award.

Mr. Carter was appointed Senior Vice President, Canada in June 2025, and as leader of the Canadian operations, he has been responsible for the strategic oversight of Hudbay's business activities in Manitoba and British Columbia. His leadership in Manitoba revitalized the operations into a sustainable cash flow contributor and he has strategically positioned the British Columbia operations for long-term success. Mr. Carter's extensive experience with a deep focus on safety and continuous improvement has been invaluable at the operations and is seen through consistent operational execution. Previously, he held the role of Vice President, Manitoba Business Unit since April 2022 and prior to that was the General Manager of the Company's Manitoba mines since 2018. He has held various other positions at Hudbay, including Manager of the Lalor Mine in Manitoba and Director of Business Development and Technical Services in Hudbay's corporate group. He has nearly 30 years of mining industry experience in technical, operational and senior leadership roles, with the majority of those years at Hudbay. Mr. Carter holds a Bachelor of Science, Geological Engineering from the University of Manitoba and is a Professional Engineer registered with Professional Engineers Ontario and Engineers Geoscientists of Manitoba.

The Company is grateful for Mr. Lauzon's significant contributions since joining Hudbay in 2016. Mr. Lauzon was the architect of the Copper World project, and his valued expertise as Chief Operating Officer has positioned the Company's operating and growth platform for long-term success. Mr. Lauzon has worked closely with Mr. Lei over the past several years on operational finance and growth, focusing the business on delivering strong free cash flow. He has also worked closely with Mr. Carter in optimizing the Company's Canadian operations and de-risking many growth projects across the business, and Mr. Carter's appointment ensures a seamless transition in accordance with Hudbay's succession planning. In his retirement, Mr. Lauzon will also provide on-going consulting and advisory services to Hudbay.

Hudbay has appointed Sebastien Fortin as Vice President and Head of the British Columbia Business Unit ("BCBU"). Mr. Fortin has been serving as Acting Head of the BCBU since October 2025 after first joining Copper Mountain as General Manager of Operations in 2024. Under his leadership, the operations have achieved many productivity and safety objectives, and he continues to drive significant improvements across the business to position Copper Mountain for long-term success. Mr. Fortin is a Professional Mining Engineer and he previously worked at Teck Resources for 16 years in several senior technical roles before joining Hudbay. He holds a bachelor's degree in Geological Engineering and a master's degree in Mining Engineering, both from Laval University, and is a graduate of the MBA Program at Simon Fraser University.

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Hudbay also announced that Warren Flannery is taking on an expanded role as Vice President and Head of the Arizona Business Unit, and he will continue to support Javier Del Rio, Senior Vice President and Head of Hudbay USA. Under this enhanced role, Mr. Flannery is responsible for leading the business development and operational readiness of Copper World and the advancement of the Cactus project through feasibility studies and key de-risking initiatives. He previously held the role of Vice President of Copper World since August 2024 and he first joined Hudbay in 2023 as Vice President, Business Planning and Reclamation. Mr. Flannery is an experienced mining professional with over 30 years of extensive experience in mine operations, planning and project development at global companies. Prior to joining Hudbay, Mr. Flannery was the head of the mining technical group at CIBC's global mining corporate and investment banking arm for ten years. He is a Professional Engineer and holds a master's degree in Mineral Economics from the Colorado School of Mines and a bachelor's degree in Mining Engineering from Queen's University.

Continued Free Cash Flow Generation Driven by Strong Operating Margins; External Cost Pressures Insulated by Diversified Copper and Gold Exposure

Hudbay's unique copper and gold diversification across its operations provides exposure to strong commodity prices, which together with a focus on cost control across the business, continues to realize strong margins and generate attractive free cash flow. While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues, with gold accounting for 38% of total revenue in the second quarter of 2026.

Hudbay's cost control efforts are focused on navigating external cost pressures, such as higher fuel and consumable costs. The Company continues to manage costs and deliver strong margins through initiatives to further improve throughput and enhance operating efficiencies. Despite such external cost pressures in the second quarter, Hudbay achieved consolidated cash costi of negative $0.40 per pound of copper and generated operating cash flow of over $200 million and free cash flow of over $100 million, similar to the first quarter of 2026. Hudbay continues to benefit from its diversified platform with significant by-product credits from gold production.

The Company had $890.9 million in cash and cash equivalents and net debti of negative $80.5 million at the end of the second quarter of 2026. Hudbay's strong cash position and continued prudent balance sheet management position the Company well to advance its generational growth investments across the portfolio and allocate capital to the highest risk-adjusted return opportunities to deliver significant value for stakeholders.

Copper World DFS Progressing Well and Project Sanctioning on Track for Late 2026

In January 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World. The $420 million of initial proceeds received at closing from Mitsubishi will be used to directly fund the remaining DFS costs and pre-sanctioning costs in addition to the initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months of closing to complete its 30% minority investment and will also fund its pro-rata 30% share of future equity capital contributions.

Feasibility activities for the Copper World DFS are progressing well, with 95% of the engineering work completed, and a sanctioning decision remains on track for later in 2026. The DFS is expected to reflect higher capital expenditures as compared to the 2023 pre-feasibility study primarily due to typical cost inflation along with new capital related to project scope changes that would allow for future mill expansion optionality, while continuing to generate robust economics.

On June 24, 2026, Copper World LLC received proceeds of an offering of $52.0 million aggregate principal amount of solid waste disposal revenue bonds due July 2, 2036 (the "Municipal Bonds"). The Municipal Bonds were issued by the Arizona Industrial Development Authority at par and carry a fixed interest rate of 4.5% per annum, with interest payable by Copper World LLC semi-annually. The Municipal Bond proceeds may be used for certain eligible costs associated with the development of the Copper World project and are treated as restricted cash on Hudbay's balance sheet.

Completion of the Arizona Sonoran Acquisition to Create the Third Largest Copper District in North America

On June 24, 2026, Hudbay successfully completed its previously announced acquisition of Arizona Sonoran ("ASCU"), pursuant to which Hudbay acquired all of the issued and outstanding common shares of ASCU not already owned by Hudbay (the "ASCU Transaction").

TSX, NYSE – HBM 2026 No. 20

As a result of the completion of the ASCU Transaction, Arizona Sonoran became a wholly-owned subsidiary of Hudbay and Hudbay acquired 100% ownership of Arizona Sonoran's Cactus project. In aggregate, Hudbay issued 46,794,082 Hudbay common shares under the ASCU Transaction to former Arizona Sonoran shareholders as consideration for their shares. Following the closing of the ASCU Transaction, the Arizona Sonoran shares were de-listed from the Toronto Stock Exchange ("TSX") and Arizona Sonoran ceased to be a reporting issuer pursuant to applicable Canadian securities laws.

The ASCU Transaction brings together two highly complementary copper growth assets in Arizona and strengthens Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. The ASCU Transaction is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and generate significant operational efficiencies and regional synergies with Hudbay's staged development of Copper World and Cactus.

Hudbay expects to spend approximately $30 million at Cactus in the second half of 2026 to advance an updated pre-feasibility study ("PFS"), perform site de-risking activities, conduct exploration activities and for other ongoing site costs. The updated Cactus PFS is expected to be completed in the second half of 2027.

New Ingerbelle Expansion Project Underway to Enhance Copper and Gold Production Profile at Copper Mountain

In June 2026, Hudbay celebrated the official groundbreaking of the New Ingerbelle expansion project at Copper Mountain, marking a significant milestone for the operation and its long-term future in British Columbia. The event was attended by Hudbay's executive team, employees, B.C.'s Minister of Mining and Critical Minerals, the B.C. Mining Association, the Chief of the Upper Similkameen Indian Band, regional representatives, and leaders from the local community. The event was also recognized by Canada's Minister of Energy and Natural Resources.

New Ingerbelle enhances the copper and gold production profile and secures a longer mine life at Copper Mountain. Based on current mineral reserves, New Ingerbelle is projected to produce approximately 750,000 tonnes of copper, 900,000 ounces of gold and 5.5 million ounces of silver over the life of mine. Designed to access higher-grade mineralization, the expansion also features a stripping ratio approximately three times lower than current mining areas.

The groundbreaking comes shortly after the Government of British Columbia added New Ingerbelle to its list of priority resource projects, recognizing initiatives that support economic growth, responsible resource development and long-term value creation across the province. The New Ingerbelle expansion received key mining permits on February 19, 2026 from the British Columbia Major Mines Office ("MMO") following a robust review and consultation process. Throughout the permitting process, Hudbay proactively engaged with the MMO, local communities, the Upper Similkameen Indian Band ("USIB") and the Lower Similkameen Indian Band ("LSIB") to ensure transparency and collaborative oversight and to seek consensus, although as previously disclosed, the LSIB subsequently submitted an application for judicial review of the regulatory decision to grant the New Ingerbelle permit amendment.

With key permits in place, Hudbay is advancing important infrastructure required for the expansion, including an access road, a bridge across the Similkameen river and an east haul road connecting New Ingerbelle to existing operations. Growth capital expenditures in British Columbia in 2026 are expected to increase by approximately $30 million to $115 million related to additional costs associated with infrastructure development at New Ingerbelle. Hudbay expects similar levels of growth capital investments in British Columbia in 2027 related to the continued infrastructure development at New Ingerbelle, which is expected to achieve first production in late 2028. The Company has also initiated a targeted drilling program at New Ingerbelle, focusing on upgrading existing inferred resources to reserves to further optimize and extend the mine life at Copper Mountain.

Peru Regulatory Approval Received to Further Increase Mill Throughput at Constancia

Hudbay received approval from the National Environmental Certification Service for Sustainable Investments in Peru to amend its environmental permit and further increase annual mill processing capacity at Constancia. The approval was received in late June and represented the fifth environmental permit amendment at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes. In March 2026, Hudbay received permit approval to increase mill throughput capacity to 31 million tonnes from 29.9 million tonnes per annum.

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As part of the Company's continuous improvement efforts, the updated permit enables additional capacity to further optimize Constancia's operations and deliver strong copper production. Hudbay's efforts to increase mill throughput align with the Peru Ministry of Energy and Mines' regulatory framework, which permits operational flexibility to operate up to 10% above nominal daily capacity. Hudbay achieved total ore processed of 30.3 million tonnes and 31.9 million tonnes in 2025 and 2024, respectively. With this permit amendment, Hudbay is aligning its operational capacity to support the new level of 34 million tonnes per annum, while maintaining the standard operational flexibility to handle daily increases of up to 10% above permitted levels.

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and drilling campaigns as part of Hudbay's multi-pronged exploration strategy:

● Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Near-mine exploration at the Lalor mine and the adjacent 1901 deposit continued to support near-term production growth and mine life extension. The exploration program will continue during the remainder of 2026 to potentially increase mineral reserves and resources and enable additional resource conversion. At the 1901 deposit, activities are focused on exploration and definition drilling, orebody access and establishing the critical infrastructure required to support full production beginning in late 2027. Exploration activities at 1901 will include step-out drilling to potentially extend the orebody, as well as infill drilling aimed at converting inferred mineral resources within the gold lenses to mineral reserves.

● Evaluating Significant Gold Production Potential from Past-Producing New Britannia mine - Acquired through the New Britannia mill acquisition in 2015, the past-producing New Britannia mine provides potential for significant incremental gold production in Snow Lake. The Company is developing an exploration plan to test down plunge extensions and underexplored areas between known deposits at the mine. Hudbay plans to conduct infill and expansion drilling at the 3 Zone, a satellite deposit to New Britannia, with three drills scheduled for later in 2026.

● Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay's extensive regional land package includes an attractive portfolio of deposits in Snow Lake within trucking distance of the Snow Lake processing infrastructure, including the Talbot, Rail, Pen II, Watts and WIM deposits. With available mill processing capacity at the Stall mill, the Company continues to progress exploration work across the region to define satellite deposits to potentially increase production and extend the life of the Snow Lake operations beyond 2041. During the second quarter of 2026, the infill drilling program at Talbot was completed as well as the geotechnical drilling required for PFS activities. The Company is also testing additional targets to expand the footprint of the deposit at depth. Hudbay intends to update Rockcliff's prior mineral resource estimate for Talbot using Hudbay's standard methods.

● Exploring Large Land Package for New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition in 2023 have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. The large geophysics program underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned 2026 geophysics program includes 600 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey.

Mason Project Commences Pre-feasibility Study Activities

The Mason project is a 100% owned greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Hudbay views the Mason project as a long-term future development asset as part of the Company's pipeline of high-quality copper growth opportunities.

Hudbay completed a preliminary economic assessment on Mason in 2021 which contemplated a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. The Company recently initiated PFS activities at Mason and expects to spend approximately $20 million in evaluation expenses at Mason for the remainder of 2026. The Mason PFS is expected to be completed in the second half of 2027.

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Dividend Declared

A quarterly dividend of C$0.01 per share was declared on July 28, 2026. The dividend will be paid out on September 8, 2026 to shareholders of record as of close of business on September 25, 2026.

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA726

Financial Statements:

https://www.hudbayminerals.com/FS726

Conference Call and Webcast

Date:	Wednesday, July 29, 2026

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-846-8185 or 1-833-752-3516

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Executive Director, Global Mineral Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

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Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

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Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Net earnings for the period	138.1	191.5	114.7
Tax expense	102.3	147.5	38.4
Earnings before tax	240.4	339.0	153.1
Adjusting items:
Mark-to-market adjustments [1]	(38.2)	(38.7)	6.3
Foreign exchange loss (gain)	12.0	10.7	(18.9)
Re-evaluation adjustment - environmental provision	5.5	2.1	(13.8)
Manitoba cost of sales and other expense from temporary shutdown	-	-	5.3
Variable consideration adjustment - stream revenue and accretion	-	0.1	-
Inventory adjustments	0.9	-	3.5
Evaluation expenses	9.2	2.9	-
Insurance recovery	(11.5)	-	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(2.8)	(3.3)	(1.2)
Loss/write-down on disposal of PP&E	0.5	1.0	0.3
Changes in other provisions (non-capital)	-	-	-
Adjusted earnings before income taxes	216.0	313.8	134.6
Tax expense	(102.3)	(147.5)	(38.4)
Tax impact on adjusting items	0.5	(4.2)	(23.0)
Adjusted net earnings	114.2	162.1	73.2
Adjusted net earnings attributable to non-controlling interest:
Net (earnings) loss for the period	(0.7)	(1.1)	3.0
Adjusting items, including tax impact	-	-	(0.7)
Adjusted net earnings - attributable to owners	113.5	161.0	75.5
Adjusted net earnings ($/share) - attributable to owners	0.28	0.40	0.19
Basic weighted average number of common shares outstanding (millions)	400.4	396.9	395.1

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Net earnings for the period	138.1	191.5	114.7
Add back:
Tax expense	102.3	147.5	38.4
Other (income) expenses	(20.7)	(33.8)	-
Other operating expenses	4.7	10.1	7.1
Depreciation and amortization	88.8	99.9	96.4
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(19.5)	(15.4)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	5.5	2.1	(13.8)
Inventory adjustments	0.9	-	3.5
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	3.2
Option agreement proceeds	1.0	0.6	1.0
Realized loss on non-QP hedges	(0.1)	-	(0.4)
Share-based compensation expenses [1]	10.2	23.5	10.5
Adjusted EBITDA	321.2	421.9	245.2

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

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Net Debt Reconciliation

(in $ millions)
	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Total long-term debt	860.2	1,009.4	1,008.6
Cash and cash equivalents[1]	(890.9)	(1,003.8)	(568.9)
Restricted cash related to unspent proceeds on senior unsecured municipal bonds[2]	(49.8)	-	-
Net debt[2]	(80.5)	5.6	439.7
Net debt	(80.5)	5.6	439.7
Adjusted EBITDA (12-month period)	1,271.6	1,195.6	1,060.9
Net debt to adjusted EBITDA	(0.1)	0.0	0.4

1 As at June 30, 2026 cash and cash equivalents includes $334.5 million in cash held by Copper World LLC. These funds are contractually restricted for the advancement of the Copper World project and are not available to the general Hudbay group.

2 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing. For further information on the restricted cash related to unspent proceeds of senior unsecured municipal bond financing please see note 11 in the consolidated interim financial statements.

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025
Earnings for the period	138.1	191.5	128.0	222.4	114.7
Add back:
Tax expense	102.3	147.5	129.1	108.1	38.4
Other (income) expenses	(20.7)	(33.8)	(14.6)	19.6	-
Other operating expenses	4.7	10.1	(13.6)	9.1	7.1
Depreciation and amortization	88.8	99.9	152.5	82.7	96.4
Amortization of deferred revenue and variable consideration adjustment	(9.5)	(19.5)	(24.0)	(6.3)	(15.4)
Adjusting items (pre-tax):
Impairment reversal	-	-	-	(322.3)	-
Consideration received from non-core project	-	-	-	(14.9)	-
Re-evaluation adjustment - environmental provision	5.5	2.1	(0.2)	1.4	(13.8)
Inventory adjustments	0.9	-	0.7	(1.3)	3.5
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	-	16.0	3.2
Overhead costs incurred during Peru temporary suspension (cash)	-	-	1.3	7.3	-
Realized loss on non-QP hedges	(0.1)	-	-	-	(0.4)
Option agreement proceeds	1.0	0.6	0.9	1.1	1.0
Share-based compensation expenses[1]	10.2	23.5	25.8	19.7	10.5
Adjusted EBITDA	321.2	421.9	385.9	142.6	245.2
LTM[2]	1,271.6	1,195.6	1,060.9	932.3	995.7

1 Share-based compensation expense reflected in cost of sales and administrative expenses.

2  LTM (last twelve months) as of June 30, 2026.

TSX, NYSE – HBM 2026 No. 20

Free Cash Flow Reconciliation

(in $ millions)	Three Months Ended
	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Cash generated from operations	297.0	211.3	259.9
Adjusting items:
Change in non-cash working capital	86.9	2.6	66.0
Cash sustaining capital expenditures[1]	108.3	106.4	107.2
Free cash flow	101.8	102.3	86.7
Cash sustaining capital expenditures[1]
Total sustaining capital costs	80.1	87.0	88.6
Capitalized lease and equipment financing cash payments - operating sites	15.2	15.7	13.4
Community agreement cash payments	13.0	3.7	5.2
Cash sustaining capital expenditures[1]	108.3	106.4	107.2

	Three Months Ended
(in $ millions)	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sept. 30, 2025	LTM[2]
Cash generated from operations	297.0	211.3	290.4	113.5	831.2
Adjusting items:
Change in non-cash working capital	86.9	2.6	(127.5)	43.2	5.2
Cash sustaining capital expenditures[1]	108.3	106.4	111.9	86.4	413.0
Free cash flow	101.8	102.3	225.0	(16.1)	413.0
Cash sustaining capital expenditures[1]
Total sustaining capital costs	80.1	87.0	91.8	71.2	330.1
Capitalized lease and equipment financing cash payments - operating sites	15.2	15.7	12.5	14.3	57.7
Community agreement cash payments	13.0	3.7	7.6	0.9	25.2
Cash sustaining capital expenditures[1]	108.3	106.4	111.9	86.4	413.0

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 LTM (last twelve months) as at June 30, 2026.

TSX, NYSE – HBM 2026 No. 20

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Peru	42,871	45,356	47,863
Manitoba	5,216	5,589	3,554
British Columbia	14,231	10,628	14,626
Net pounds of copper produced	62,318	61,573	66,043

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
Mining	117.0	1.88	93.0	1.51	85.8	1.30
Milling	94.4	1.51	91.2	1.48	92.6	1.40
G&A	52.2	0.84	61.6	1.00	43.1	0.66
Onsite costs	263.6	4.23	245.8	3.99	221.5	3.36
Treatment & refining	(0.1)	(0.01)	3.1	0.05	3.3	0.05
Freight & other	21.5	0.35	22.6	0.37	20.8	0.31
Cash cost, before by-product credits	285.0	4.57	271.5	4.41	245.6	3.72
By-product credits	(309.7)	(4.97)	(382.1)	(6.21)	(247.3)	(3.74)
Cash cost, net of by-product credits	(24.7)	(0.40)	(110.6)	(1.80)	(1.7)	(0.02)

Consolidated	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	9.2	0.15	12.4	0.20	7.3	0.11
Gold[3]	242.6	3.89	297.4	4.83	195.8	2.96
Silver[3]	35.4	0.57	43.4	0.71	23.4	0.35
Molybdenum & other	22.5	0.36	28.9	0.47	20.8	0.32
Total by-product credits	309.7	4.97	382.1	6.21	247.3	3.74
Reconciliation to IFRS:
Cash cost, net of by-product credits	(24.7)		(110.6)		(1.7)
By-product credits	309.7		382.1		247.3
Treatment and refining charges	0.1		(3.1)		(3.3)
Share-based compensation expense	1.2		2.9		0.9
Inventory adjustments	0.9		-		3.5
Change in product inventory	(17.3)		13.0		11.4
Royalties and statutory contributions[4]	3.6		5.1		2.2
Overhead costs incurred during Peru temporary suspension (cash)	-		-		3.2
Depreciation and amortization[5]	88.8		99.9		96.4
Cost of sales[6]	362.3		389.3		359.9

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended June 30, 2026 the variable consideration adjustments amounted to $nil (three months ended June 30, 2025 - $nil and March 31, 2026 - loss of $0.1 million).

4 Certain of the Company's properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return ("NSR") royalty and price participation agreements.

5 Depreciation is based on concentrate sold.

6 As per the consolidated financial statements.

TSX, NYSE – HBM 2026 No. 20

Peru	Three Months Ended
(in thousands)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Net pounds of copper produced[1]	42,871	45,356	47,863

1 Contained copper in concentrate.

Peru	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	42.2	0.98	34.5	0.76	28.1	0.59
Milling	50.9	1.19	43.4	0.96	57.8	1.21
G&A	25.4	0.59	33.2	0.73	23.2	0.48
Onsite costs	118.5	2.76	111.1	2.45	109.1	2.28
Treatment & refining	(0.5)	(0.01)	(1.6)	(0.04)	(0.1)	0.00
Freight & other	12.7	0.30	14.1	0.31	12.4	0.25
Cash cost, before by-product credits	130.7	3.05	123.6	2.72	121.4	2.53
By-product credits	(59.7)	(1.39)	(91.8)	(2.02)	(51.8)	(1.08)
Cash cost, net of by-product credits	71.0	1.66	31.8	0.70	69.6	1.45

Peru	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	16.3	0.38	44.9	0.99	17.3	0.36
Silver[3]	21.0	0.49	22.9	0.50	13.7	0.29
Molybdenum	22.4	0.52	24.0	0.53	20.8	0.43
Total by-product credits	59.7	1.39	91.8	2.02	51.8	1.08
Reconciliation to IFRS:
Cash cost, net of by-product credits	71.0		31.8		69.6
By-product credits	59.7		91.8		51.8
Treatment and refining charges	0.5		1.6		0.1
Inventory adjustments	-		-		1.1
Share-based compensation expenses	0.2		0.5		0.2
Change in product inventory	(20.3)		7.6		4.0
Royalties and statutory contributions	1.3		1.9		1.0
Depreciation and amortization[4]	45.4		61.4		56.0
Cost of sales[5]	157.8		196.6		183.8

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

British Columbia	Three Months Ended
(in thousands)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Net pounds of copper produced[1]	14,231	10,628	14,626

1 Contained copper in concentrate.

TSX, NYSE – HBM 2026 No. 20

British Columbia	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	31.3	2.20	16.2	1.53	24.2	1.65
Milling	27.2	1.91	31.5	2.96	21.4	1.46
G&A	7.9	0.56	8.4	0.79	6.1	0.42
Onsite costs	66.4	4.67	56.1	5.28	51.7	3.53
Treatment & refining	(0.6)	(0.04)	2.1	0.20	2.1	0.14
Freight & other	3.5	0.24	2.8	0.26	3.3	0.24
Cash cost, before by-product credits	69.3	4.87	61.0	5.74	57.1	3.91
By-product credits	(23.5)	(1.65)	(35.4)	(3.33)	(22.2)	(1.52)
Cash cost, net of by-product credits	45.8	3.22	25.6	2.41	34.9	2.39

British Columbia	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	20.7	1.45	30.6	2.88	19.8	1.35
Silver	2.8	0.20	4.8	0.45	2.4	0.17
Total by-product credits	23.5	1.65	35.4	3.33	22.2	1.52
Reconciliation to IFRS:
Cash cost, net of by-product credits	45.8		25.6		34.9
By-product credits	23.5		35.4		22.2
Treatment and refining charges	0.6		(2.1)		(2.1)
Share-based compensation expenses	0.6		0.6		0.2
Change in product inventory	(2.6)		11.3		3.6
Inventory adjustments	-		-		1.4
Royalties	2.3		3.2		1.2
Depreciation and amortization[3]	22.2		18.5		16.8
Cost of sales[4]	92.4		92.5		78.2

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 20

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(24.7)	(0.40)	(110.6)	(1.80)	(1.7)	(0.02)
Cash sustaining capital expenditures	107.9	1.73	105.2	1.71	108.3	1.64
Royalties	3.6	0.06	5.1	0.08	2.2	0.03
Sustaining cash cost, net of by-product credits	86.8	1.39	(0.3)	0.00	108.8	1.65
Corporate selling and administrative expenses & regional costs	22.0	0.35	38.1	0.62	22.1	0.33
Accretion and amortization of decommissioning and community agreements[1]	3.6	0.06	6.5	0.11	3.2	0.05
All-in sustaining cash cost, net of by-product credits	112.4	1.80	44.3	0.73	134.1	2.03
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	160.0		109.5		93.6
Capitalized stripping net additions	49.8		73.0		53.8
Total accrued capital additions	209.8		182.5		147.4
Less other non-sustaining capital costs[2]	129.7		95.5		58.8
Total sustaining capital costs	80.1		87.0		88.6
Capitalized lease & equipment financing cash payments - operating sites	15.2		15.1		13.4
LOM Community agreement cash payments	10.1		0.6		4.1
Accretion and amortization of decommissioning and restoration obligations[3]	2.5		2.5		2.2
Cash sustaining capital expenditures	107.9		105.2		108.3

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, Cactus Project capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

TSX, NYSE – HBM 2026 No. 20

Peru	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	71.0	1.66	31.8	0.70	69.6	1.45
Cash sustaining capital expenditures	43.8	1.02	30.7	0.69	55.1	1.15
Royalties	1.3	0.03	1.9	0.04	1.0	0.03
Sustaining cash cost per pound of copper produced	116.1	2.71	64.4	1.43	125.7	2.63

British Columbia	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	45.8	3.22	25.6	2.41	34.9	2.39
Cash sustaining capital expenditures	40.6	2.85	54.2	5.10	39.6	2.71
Royalties	2.3	0.16	3.2	0.30	1.2	0.08
Sustaining cash cost per pound of copper produced	88.7	6.23	83.0	7.81	75.7	5.18

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Net ounces of gold produced[1]	40,344	47,743	43,235

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	43.5	1,078	42.3	886	33.5	775
Milling	16.3	404	16.3	341	13.4	310
G&A	18.9	469	20.0	419	13.8	319
Onsite costs	78.7	1,951	78.6	1,646	60.7	1,404
Treatment & refining	1.0	25	2.6	55	1.3	30
Freight & other	5.3	131	5.7	119	5.1	118
Cash cost, before by-product credits	85.0	2,107	86.9	1,820	67.1	1,552
By-product credits	(53.7)	(1,331)	(67.4)	(1,412)	(36.4)	(842)
Gold cash cost, net of by-product credits	31.3	776	19.5	408	30.7	710

TSX, NYSE – HBM 2026 No. 20

Manitoba	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	32.8	813	34.4	720	21.8	504
Zinc	9.2	228	12.4	260	7.3	169
Silver	11.6	288	15.7	329	7.3	169
Other	0.1	2	4.9	103	-	-
Total by-product credits	53.7	1,331	67.4	1,412	36.4	842
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.3		19.5		30.7
By-product credits	53.7		67.4		36.4
Treatment and refining charges	(1.0)		(2.6)		(1.3)
Inventory adjustments	0.9		-		1.0
Share-based compensation expenses	0.4		1.8		0.5
Change in product inventory	5.6		(5.9)		3.8
Depreciation and amortization[3]	21.2		20.0		23.6
Cost of sales[4]	112.1		100.2		97.9

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025
Sustaining cash cost per pound of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	31.3	776	19.5	408	30.7	710
Cash sustaining capital expenditures	23.5	582	20.3	425	13.6	315
Sustaining cash cost per pound of gold produced	54.8	1,358	39.8	833	44.3	1,025

TSX, NYSE – HBM 2026 No. 20

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Mining	42.2	34.5	28.1
Milling	50.9	43.4	57.8
G&A1	25.4	33.2	23.2
Other G&A2	(8.4)	(16.3)	(6.4)
Unit cost	110.1	94.8	102.7
Tonnes ore milled	7,828	8,164	7,559
Combined unit cost per tonne	14.06	11.61	13.59
Reconciliation to IFRS:
Unit cost	110.1	94.8	102.7
Freight & other	12.7	14.1	12.4
Inventory adjustments	-	-	1.1
Other G&A	8.4	16.3	6.4
Share-based compensation expenses	0.2	0.5	0.2
Change in product inventory	(20.3)	7.6	4.0
Royalties and statutory contributions	1.3	1.9	1.0
Depreciation and amortization	45.4	61.4	56.0
Cost of sales[3]	157.8	196.6	183.8

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated interim financial statements.

British Columbia	Three Months Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Mining	31.3	16.2	24.2
Milling	27.2	31.5	21.4
G&A1	7.9	8.4	6.1
Unit cost	66.4	56.1	51.7
USD/CAD implicit exchange rate	1.39	1.38	1.38
Unit cost - C$	92.3	77.7	71.1
Tonnes ore milled	3,616	3,078	2,900
Combined unit cost per tonne - C$	25.52	25.23	24.51
Reconciliation to IFRS:
Unit cost	66.4	56.1	51.7
Freight & other	3.5	2.8	3.3
Share-based compensation expenses	0.6	0.6	0.2
Change in product inventory	(2.6)	11.3	3.6
Inventory adjustments	-	-	1.4
Royalties	2.3	3.2	1.2
Depreciation and amortization	22.2	18.5	16.8
Cost of sales[2]	92.4	92.5	78.2

  1 G&A as per cash cost reconciliation above

  2 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 20

Manitoba	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Mining	43.5	42.3	33.5
Milling	16.3	16.3	13.4
G&A [1]	18.9	20.0	13.8
Less: Other G&A related to profit sharing costs	(9.6)	(11.9)	(7.2)
Unit cost	69.1	66.7	53.5
USD/CAD implicit exchange rate	1.38	1.37	1.38
Unit cost - C$	95.6	91.5	73.9
Tonnes ore milled	318,514	360,384	307,138
Combined unit cost per tonne - C$	300	254	241
Reconciliation to IFRS:
Unit cost	69.1	66.7	53.5
Freight & other	5.3	5.7	5.1
Other G&A related to profit sharing	9.6	11.9	7.2
Share-based compensation expenses	0.4	1.8	0.5
Inventory adjustments	0.9	-	1.0
Change in product inventory	5.6	(5.9)	3.8
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	3.2
Depreciation and amortization	21.2	20.0	23.6
Cost of sales[2]	112.1	100.2	97.9

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

TSX, NYSE – HBM 2026 No. 20

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, including with respect to the primary SAG mill repairs and related ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the development timelines associated with New Ingerbelle and any challenges to the New Ingerbelle permits (including LSIB's recent application for judicial review), the estimated timelines and pre-requisites for sanctioning the Copper World project, including the completion and anticipated results of (and costs associated with) the DFS and the potential timing of a project sanctioning decision, expectations regarding the benefits of (and costs associated with) sanctioning of the Copper World project, expectations regarding the potential impact of recent policy decisions from the United States government, the benefits, timing and consummation of the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit and the potential utilization of excess capacity at the Stall mill, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding the benefits of the ASCU Transaction and the acquisition of the Cactus project, expectations regarding the timing and costs associated with the updated Cactus PFS, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced Capital Allocation Framework, expectations regarding sustaining capital projects, including but not limited to the construction of a cyanide recycling initiative at the New Britannia mill and construction of a dam lift at the Anderson Tailings Impoundment Area, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, potential updates to Rockcliff's prior mineral resource estimate for the Talbot project, the enhancement of stakeholder engagement and advancement of a pre-feasibility study and related test work at the Mason copper project in Nevada, expectations regarding the timing and costs associated with the Mason PFS, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

● the ability to achieve production, cost and capital and exploration expenditure guidance;

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● no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

● the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;

● no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to the completion of the DFS, timing of a project sanctioning decision, and any successful challenges to the Copper World permits;

● no interruptions to Hudbay's plans for advancing New Ingerbelle, including with respect to any challenges to the New Ingerbelle permits;

● Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, and develop and maintain good relations with key stakeholders;

● the ability to execute on its exploration plans and to advance related drill plans;

● the ability to advance the exploration program at the Maria Reyna and Caballito properties;

● the success of mining, processing, exploration and development activities;

● the scheduled maintenance and availability of Hudbay's processing facilities;

● the accuracy of geological, mining and metallurgical estimates;

● anticipated metals prices and the costs of production;

● the supply and demand for metals Hudbay produces;

● the supply and availability of all forms of energy and fuels at reasonable prices;

● no significant unanticipated operational or technical difficulties;

● no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

● the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

● the availability of additional financing, if needed;

● the ability to deleverage and repay debt, as needed;

● the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

● the timing and receipt of various regulatory and governmental approvals;

● the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

● maintaining good relations with the employees at Hudbay's operations;

● maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

● maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

● no significant unanticipated challenges with stakeholders at Hudbay's various projects;

● no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

● no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

● the timing and possible outcome of pending litigation and no significant unanticipated litigation;

● certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

● no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the primary SAG mill repairs and related ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks associated with the development of new projects, risks associated with acquisitions, investments and other strategic transactions including but not limited to the recent acquisition of ASCU, risks related to the Copper World project, including the risk of capital cost escalation, risks related to ongoing litigation in respect of the project's air permit and certain land rights, risks from community opposition, project delivery risks, joint venture risks and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of Hudbay's information technology and operational technology systems, including risks arising from cyber-attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

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i Adjusted net earnings - attributable to owners and adjusted net earnings per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Liquidity includes $890.9 million in cash and cash equivalents as well as undrawn availability of $153.7 million under Hudbay's revolving credit facilities.